FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of March 31, 2011 and 2010 and for the quarters then ended

Translation of consolidated financial statements originally issued in Spanish - see note 14

Report on review of interim consolidated financial statements

To the Shareholders of Compañia de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated financial statements of Compañia de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together the "Company"), which comprises the consolidated balance sheet as of March 31, 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the quarter ended March 31, 2011 and other explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that would lead us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru,

April 28 , 2011

Countersigned by:

Marco Antonio Zaldivar
C.P.C.C. Register No.12477

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheets
As of March 31, 2011 (unaudited) and December 31, 2010 (audited)

	Note	2011	2010
		US$(000)	US$(000)
			(Note 3)
Assets
Current assets
Cash and cash equivalents	5(a)	663,220	600,796
Financial assets at fair value through profit or loss		50,960	50,154
Trade accounts receivable, net		120,933	160,928
Other accounts receivable		38,964	23,593
Other accounts receivable from associates	12(b)	17,095	18,903
Embedded derivatives for concentrates sales		20,325	13,645
Inventory, net		100,111	82,081
Prepaid expenses		33,563	21,615

Total current assets		1,045,171	971,715

Other accounts receivable		1,517	1,538
Other accounts receivable from associates	12(b)	30,700	20,736
Long-term inventory		35,902	27,104
Prepaid expenses		1,813	12,887
Investment in associates	6(a)	1,523,082	1,411,036
Mining concessions and property, plant and equipment, net		553,841	532,577
Development costs, net		82,341	86,340
Deferred income tax asset	9(a)	180,727	201,454
Other assets		5,840	6,095

Total assets		3,460,934	3,271,482

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		74,284	91,374
Income tax payable		25,311	26,538
Dividends payable	8(a)	106,065	917
Other accounts payable		93,633	114,921
Other accounts payable to associates	12(b)	463	1,584
Derivative financial instruments liability		12,044	16,291
Financial obligations	7	2,009	2,018

Total current liabilities		313,809	253,643

Other accounts payable		100,872	116,214
Other accounts payable to associates	12(b)	1,387	1,370
Financial obligations	7	66,534	55,134
Derivative financial instruments liability		6,662	6,897
Deferred income tax liability	9(a)	19,410	21,152

Total liabilities		508,674	454,410

Shareholders’ equity, net
Capital stock, net of treasury shares for US$62,622,000 in 2011 and 2010		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2011 and 2010		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		162,639	162,633
Other reserves		269	269
Retained earnings		1,616,220	1,481,855
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized, loss		(5,595)	(6,875)
		2,717,995	2,582,344
Noncontrolling interest		234,265	234,728
Total shareholders’ equity, net		2,952,260	2,817,072

Total liabilities and shareholders’ equity, net		3,460,934	3,271,482

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Income (unaudited)
For the quarters ended March 31, 2011 and 2010

	Note	2011	2010
		US$(000)	US$(000)
			(Note 3)
Operating income
Net sales	10	363,480	187,609
Royalty income	12(a)	12,267	14,127
Total income		375,747	201,736
Operating costs
Cost of sales, without considering depreciation and amortization		111,512	71,811
Exploration in units in operation		22,259	18,334
Depreciation and amortization		21,393	16,559
Total operating costs		155,164	106,704
Gross income		220,583	95,032
Operating expenses
Administrative	11	16,982	11,279
Royalties		14,323	8,654
Exploring in non-operating areas		10,604	7,855
Selling		2,205	2,062
Total operating expenses		44,114	29,850
Operating income		176,469	65,182
Other income (expenses), net
Share in the results of related parties by equity method	6(b)	105,705	112,254
Interest income		3,335	3,695
Interest expense		(2,145)	(2,486)
Loss from currency exchange difference, net		(798)	(754)
Other, net		2,067	3,164
Total other income, net		108,164	115,873
Income before income tax and noncontrolling interest		284,633	181,055
Income tax	9(b)	(45,539)	(15,908)
Net income		239,094	165,147
Net income attributable to noncontrolling interest		(20,762)	(8,747)
Net income attributable to Buenaventura		218,332	156,400
Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars		0.86	0.61

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the quarters ended March 31, 2011 and 2010

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain (loss)	Total	Noncontrolling interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2010 (note 3)	253,759,664	750,540	2,019	225,978	112,363	269	980,151	(34,075)	(4,315)	2,032,930	190,961	2,223,891
Dividends declared, notes 8(a) and 8(b)	-	-	-	-	-	-	(76,332)	-	-	(76,332)	(23,914)	(100,246)
Net change in unrealized gain on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	636	636	830	1,466
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	71	71	-	71
Expired dividends	-	-	-	-	27	-	-	-	-	27	-	27
Net income	-	-	-	-	-	-	156,400	-	-	156,400	8,747	165,147
Balance as of March 31, 2010 (note 3)	253,759,664	750,540	2,019	225,978	112,390	269	1,060,219	(34,075)	(3,608)	2,113,732	176,624	2,290,356

Balance as of January 1, 2011 (note 3)	253,759,664	750,540	2,019	225,978	162,633	269	1,481,855	(34,075)	(6,875)	2,582,344	234,728	2,817,072
Dividends declared, notes 8(a) and 8(b)	-	-	-	-	-	-	(83,967)	-	-	(83,967)	(23,118)	(107,085)
Net change in unrealized gain on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	1,245	1,245	1,893	3,138
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	35	35	-	35
Expired dividends	-	-	-	-	6	-	-	-	-	6	-	6
Net income	-	-	-	-	-	-	218,332	-	-	218,332	20,762	239,094

Balance as of March 31, 2011	253,759,664	750,540	2,019	225,978	162,639	269	1,616,220	(34,075)	(5,595)	2,717,995	234,265	2,952,260

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the quarters ended March 31, 2011 and 2010

	2011	2010
	US$(000)	US$(000)
		(Note 3)
Operating activities
Proceeds from sales	396,795	222,166
Royalties received	14,150	17,672
Value Added Tax (VAT) recovered	4,035	2,301
Interest received	2,480	1,048
Payments to suppliers and third parties	(209,375)	(105,631)
Payments to employees	(58,454)	(41,406)
Income tax paid	(30,232)	(17,996)
Payments of royalties	(15,573)	(11,340)
Payments of interest	(576)	(2,478)
Net cash and cash equivalents provided by operating activities	103,250	64,336
Investment activities
Increase (decrease) in time deposits	14,833	(18,930)
Proceeds from sale of plant and equipment	-	601
Additions to mining concessions and property, plant and equipment	(41,348)	(54,452)
Payments for purchase of investment shares	(9,079)	(5,302)
Disbursements for development activities	(1,786)	(2,458)
Net cash and cash equivalents used in investment activities	(37,380)	(80,541)
Financing activities
Payments of financial obligations	-	(215,216)
Dividends paid to minority shareholders	-	(4,840)
Increase in financial obligations	11,387	11,606
Net cash and cash equivalents provided by (used in) financing activities	11,387	(208,450)
Net increase (decrease) in cash and cash equivalents for the period	77,257	(224,655)
Cash and cash equivalents at beginning of period, note 5(a)	582,861	714,454

Cash and cash equivalents at the period-end, note 5(a)	660,118	489,799

Translation of consolidated financial statements originally issued in Spanish - see note 14

Consolidated Statements of Cash Flows (unaudited) (continued)

	2011	2010
	US$(000)	US$(000)
		(Nota 3)
Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to Buenaventura	218,332	156,400
Add (less)
Depreciation and amortization	21,393	16,559
Net income attributable to noncontrolling interest	20,762	8,747
Deferred income tax	17,531	2,956
Accretion expense of the provision for closure of mining units	1,568	(2,071)
Loss from currency exchange difference, net	798	754
Provision for long-term officers´ compensation	-	423

Share in the results of related parties by equity method, net of dividends received in cash	(105,705)	(112,254)
Provision for estimated fair value of embedded derivatives of concentrate sales and adjustments on open liquidations	(6,680)	4,126
Reversal for obsolescent inventories	(1,783)	(105)
Net changes in operating asset and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable	39,995	29,582
Other accounts receivable	(21,774)	5,634
Accounts receivable from associates	(8,156)	3,545
Inventory, net	(26,828)	(7,672)
Prepaid expenses	(875)	(4,619)
Increase (decrease) in operating liabilities –
Trade accounts payable	(17,090)	13,552
Income tax payable	(1,227)	(14,409)
Other accounts payable	(27,011)	(36,812)
Net cash and cash equivalents provided by operating activities	103,250	64,336
Transactions that did not affect cash flows:
Dividends declared and not paid	106,065	95,406

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of March 31, 2011 and 2010

1.	Identification and business activity
(a)	Identification -
Compañia de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining unit.  The Company also holds interests in a number of other mining companies. The Company also owns an electric power distribution company, an electric power generation company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements –
The consolidated financial statements as of March 31, 2011 were approved by Management on April 18, 2011 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in April 28, 2011. The consolidated financial statements as of December 31, 2010 were approved by the Shareholders’ Meeting held on March 25, 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentage as of
	March 31, 2011		December 31, 2010
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañia Minera Condesa S.A.	100.00	-	100.00	-
Compañia Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (e)	4.25	39.23	4.25	39.23
Inversiones Colquijirca S.A. (**)	81.42	-	81.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (f)	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	100.00	-	100.00	-

Electric power activity
Consorcio Energetico de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generacion Huanza S.A.(g)	-	100.00	-	100.00

Service providers
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	Buenaventura´s participation in El Brocal common shares with voting rights was 46.08 per cent as of March 31, 2010 and December 31, 2010.

(**)
Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal S.A.A., through which Buenaventura held an indirect participation of 39.23 per cent in El Brocal as of March 31, 2011 and December 31, 2010.

(e)	Project for the expansion of El Brocal operations –
On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  This project will allow processing ore with a lower lead–zinc grade from the La Llave zone and copper from Marcapunta Norte previously classified, divided in three stages:

-	First stage: Optimization of the current plant of 5,000 DMT/day to 7,000 DMT/day.
-	Second stage: New concentrate plant 2,490 DMT/day.
-	Third stage: Expansion of the new plant from 2,490 DMT/day to 11,000 DMT/day.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

As of March 31, 2011, El Brocal concluded the first and second stage of the Project.

El Brocal had executed the following works related to the project to expand operations the cost of which, based on the project economic feasibility study carried out by Management, have been capitalized:

	2011	2010
	US$(000)	US$(000)
Mine development costs
Expansion of Tajo Norte – Marcapunta Norte	16,328	16,246

Mining concessions and property, plant and equipment
Expansion of refining plant capacity to 18,000 DMT	97,997	92,892
Expansion of power grid	7,252	7,174
Optimization of crushing plant and conveyor belt	5,349	4,766
Construction of Huachacaja tailings area	3,227	3,217
Feasibility study	2,619	2,582
Other minor activities	4,300	3,647
	120,744	114,278
Incorporation to property, plant and equipment operations	(84,291)	(18,825)

Total	52,781	111,699

(f)	La Zanja´s start up -
Minera La Zanja S.R.L. (hereafter “La Zanja”), is located in the province of Santa Cruz, district of Pulan in the Cajamarca region and has reserves of 675,000 ounces of gold (unaudited). La Zanja began operations in the third quarter of 2010.  As of March 31, 2011, the production amounted to 25,151 ounces of gold (43,728 ounces of gold as of December 31,2010). On June 24, 2010, the shareholders of La Zanja, approved the capitalization of contributions amounted US$95,779,000.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

(g)      Construction of hydroelectric power station –
In November 2009 the Consorcio Energetico de Huancavelica S.A. Board of Directors approved the construction of the 90.6 MW capacity Huanza hydroelectric power station, located in the Santa Eulalia river valley.  This investment of US$147,000,000, is in progress since March 2010; its construction is expected to take thirty-three months.  This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources.

As of March 31, 2011, the investment in this project amounted to US$76,438,000 (US$63,958,000 as of December 31, 2010).

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the quarters ended
March 31, 2011 and 2010 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements does not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2010.

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements, except by the accounting treatment of income tax and worker´s profit sharing (see note 3).

Reclassifications -
 The Company did not make significant reclassifications to its interim consolidated financial statements for the quarters ended March 31, 2011 and 2010; however the Company has recorded the adjustments mentioned in note 3.

 3.       Change in accounting policy
Accordance with CONASEV Resolution N°046-2011-EF/94 issued on January 27, 2011, the Company  modified the accounting treatment of workers´profit sharing, according to IAS 19 “Employee Benefits”.   Under this standard, the current workers´profit sharing must be considered as part of personnel costs and not recognize deferred effects.

The consolidated financial statements of the year 2010, which are presented for comparative purposes, were modified  according to IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

The changes made to the consolidated financial statements for the year 2010 are as follows:

	As of December 31, 2010
	Reported	Modified	Diference
	US$(000)	US$(000)	US$(000)

Consolidated balance sheets
Deferred workers’ profit sharing asset, net	53,662	-	(53,662)
Deferred income tax asset	185,132	201,454	16,322
Investment in associates	1,404,659	1,411,036	6,377
Deferred workers’ profit sharing liability	(5,641)	-	(5,641)
Deferred income tax liability	(19,460)	(21,152)	(1,692)
Cumulative unrealized, loss	(6,233)	(6,875)	(642)
Retained earnings	1,506,725	1,481,855	(24,870)
Noncontrolling interest	236,230	234,728	(1,502)
Shareholders’ equity, net	2,844,086	2,817,072	(27,014)

	As of March 31, 2011
Consolidated statements of income -
Cost of sales, without considering depreciation and amortization	70,072	71,811	1,739
Administrative expenses	10,603	11,279	676
Current workers´ profit sharing	2,415	-	(2,415)
Deferred workers´ profit sharing	791	-	(791)
Deferred income tax	2,723	2,956	233
Share in the results of related parties by equity method	111,910	112,254	344
Net income	164,245	165,147	902
Noncontrolling interest	9,064	8,747	(317)
Net income attributable to Buenaventura	155,181	156,400	1,219

	As of December 31, 2010
Consolidated statements of changes in shareholders´ equity
Retained earnings	1,506,725	1,481,855	(24,870)
Cumulative unrealized, loss	(6,233)	(6,875)	(642)

	As of January 1, 2010
Consolidated statements of changes in shareholders´equity
Retained earnings	1,011,077	980,151	(30,926)
Cumulative unrealized, loss	(3,916)	(4,315)	(399)
Noncontrolling interest	199,065	190,961	(8,104)

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

	As of March 31, 2010
	Reported	Modified	Diference
	US$(000)	US$(000)	US$(000)
Consolidated statements of cash flows -
Operating activities:
Deferred income tax	2,723	2,956	233
Share in the results of related parties by equity method, net of dividends received in cash	111,910	112,254	344

4.	Seasonality of operations
The Company and its subsidiaries operate continuously without major fluctuations due to seasonality.

5.	Cash and cash equivalents
(a)	The table below presents the components of this caption:

	2011	2010
	US$(000)	US$(000)

Cash	858	696
Bank accounts	98,434	124,270
Time deposits (b)	560,826	457,895
Cash balances included in the consolidated statements of cash flows	660,118	582,861
Time deposits with original maturity greater than 90 days (c)	3,102	17,935

	663,220	600,796

(b)	The table below presents the components of time deposits as of March 31, 2011:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 1 to 90 days	From 0.10 and 1.70	551,200
Nuevos Soles	From 14 to 90 days	From 3.18 and 3.40	9,626

			560,826

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

The table below presents the components of time deposits as of December 31, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 7 to 63 days	From 0.16 and 1.45	453,000
Nuevos Soles	From 78 to 90 days	From 2.5 and 3.05	4,895

			457,895

(c)	As of March 31, 2011, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

Nuevos Soles	From 91 to 123 days	From 3.15 to 3.40	2,852
U.S. Dollars	91 days	1.14	250

			3,102

As of December 31, 2010, it corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

Nuevos Soles	From 91 to 123 days	From 2.75 to 3.40	14,685
U.S. Dollars	From 91 to 104 days	From 1.25 to 1.30	3,250

			17,935

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

6.	Investment in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of March 31, 2011	As of December 31, 2010	As of March 31, 2011	As of December 31, 2010
	%	%	US$(000)	US$(000)
				(Note 3)
Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	1,052,661	1,004,276
Payment in excess of the share in fair value of assets and liabilities, net			14,955	15,214
			1,067,616	1,019,490
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.26	19.26	369,853	305,617
Payment in excess of the share in fair value of assets and liabilities, net			82,925	83,279
			452,778	388,896

Canteras del Hallazgo S.A.C. (d)	49.00	49.00	2,740	2,700
Compañia Minera Coimolache S.A. (e)	40.095	40.095	-	-

Available-for-sale investments
Other			(52)	(50)

			1,523,082	1,411,036

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

(b)	The table below presents the net share in the results of related parties by equity method:

	For the quarters ended as of March 31,
	2011	2010
	US$(000)	US$(000)
		(Nota 3)

Sociedad Minera Cerro Verde S.A.A.	63,881	45,884
Minera Yanacocha S.R.L.	48,102	70,596
Canteras del Hallazgo S.A.C.	(6,003)	(4,226)
Compañia Minera Coimolache S.A. (e)	(275)	-

	105,705	112,254

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the quarters ended March 31, 2011 and 2010.

The table below presents the principal amounts in the Yanacocha and Cerro Verde financial statements, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of March 31, 2011	As of December 31, 2010	As of March 31, 2011	As of December 31, 2010
	US$(000)	US$(000)	US$(000)	US$(000)
				(Note 3)
Balance Sheet
Total assets	3,004,240	2,936,994	2,657,827	2,295,386
Total liabilities	591,325	634,848	696,044	701,265
Shareholders’ equity	2,412,915	2,302,146	1,961,783	1,594,121

	Yanacocha		Cerro Verde
	For the quarters ended as of March 31,		For the quarters ended as of March 31,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
				(Nota 3)
Results
Total income	362,452	460,451	740,914	534,097
Operating income	140,604	236,650	522,067	347,339
Net income	110,715	162,532	367,663	241,284

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

(d)	Canteras del Hallazgo S.A.C.: Chucapaca Project -
The mining project is located in Moquegua.  There are evidences of gold, copper and silver in Chucapaca project zone, at Canahuire deposit.

As of March 31, 2011, the shareholders contribution amounted to US$45,641,000 (US$33,309,000 as of December 31, 2010).

(e)	Compañia Minera Coimolache S.A.: Tantahuatay Project -
Tantahuatay Project is located in the province of Hualgayoc, which includes the districts of Hualgayoc and Chugur in Cajamarca region and has reserves of 658,000 ounces of gold (unaudited).  The open pit will be mined and the ore will be leached in piles in an initial rate of 12,000 MT/day. The construction investment for the Project is estimated in US$80,000,000. As of March 31, 2011, the shareholders contribution amounted to US$70,480,000 (US$45,940,300 as of December 31, 2010).

The environmental study was approved on June 22, 2009, the construction authorization was issue by the General Direction of Mining, hereinafter “DGM”, by its Spanish acronym, on May 25, 2010 and the mining plan was approved by the DGM on November 4, 2010. The construction of the project started in July 2010 and the physical advance as of March 31, 2011 is 71% (41% as of December 31, 2010). The Management estimated the start-up of the mining operations will be on the second semester of 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

7.	Financial obligations
The table below presents the detail of long-term debt as of March 31, 2011 and December 31, 2010:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2011	2010
	US$ (000)					US$(000)	US$(000)
Empresa de Generacion Huanza S.A. Banco de Credito del Peru - Financial leasing	119,000	10 years	Joint surety	Three-month Libor plus 4.00% (4.305% as of March 31, 2011)	Quarterly maturities to 7 years from capitalization	66,021	54,127

Consorcio Energetico de Huancavelica S.A.
BBVA Banco Continental - Working capital loan	9,000	4 years	None	Three-month Libor plus 1.25% (1.555% as of March 31, 2011)	Quarterly maturities of US$500,000 from June 2009 to June 2012	2,500	3,000
Other						22	25
						68,543	57,152

Non-current portion						(66,534)	(55,134)

Current portion						2,009	2,018

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

8.	Shareholders’ equity, net
(a)	Dividends declared -
The detail of dividends declared for the quarters ended March 31, 2011 and 2010 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

2011 Dividends
Mandatory annual shareholders’ meeting	March 25, 2011	90,959,000	0.33
Less – Dividends granted to subsidiary		(6,992,000)

		83,967,000

2010 Dividends
Mandatory annual shareholders’ meeting	March 26, 2010	82,690,000	0.30
Less – Dividends granted to subsidiary		(6,358,000)

		76,332,000

As of March 31, 2011, Buenaventura and its subsidiaries have had not yet paid US$106,065,000 corresponded to the declared dividends of first quarter of 2011 resolved in the Shareholders’ Meeting; this liability is presented in the “Dividends payable” caption in the consolidated balance sheet (US$917,000 as of December 31, 2010).

(b)	As of March 31, 2011 and 2010, the dividends due to minority shareholders broke down as follows:

	2011	2010
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	15,830	15,386
S.M.R.L. Chaupiloma Dos de Cajamarca	4,000	4,840
Inversiones Colquijirca S.A.	3,288	3,688

	23,118	23,914

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

9.	Deferred income tax asset and liability
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of March 31, 2011	As of December 31, 2010
	US$(000)	US$(000)

Deferred asset
Tax–loss carryforward	107,689	125,363
Difference in depreciation and amortization rates	22,775	20,612
Stock appreciation rights provision	14,751	20,814
Provision for closure of mining units, net	13,971	14,169
Effect of translation into U.S. dollars	5,732	5,827
Embedded derivative from sale of concentrates	4,128	1,240
Environmental liability for Santa Barbara mining unit	1,494	1,494
Other	7,749	7,602
	178,289	197,121
Less – allowance for uncertainty as to the deferred asset’s recoverability	(3,174)	(2,623)
	175,115	194,498
Deferred asset included in retained earnings
Derivative financial instruments	5,612	6,956

Deferred asset, net	180,727	201,454

Deferred liability included in results Differences in amortization rates for development costs	(15,417)	(18,149)
Embedded derivative from sale of concentrates	(1,843)	(2,766)
Other	(2,150)	(237)

Deferred liability net	(19,410)	(21,152)

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

(b)	The current and deferred portions of the expense for income tax included in the consolidated statements of income for the quarters ended March 31, 2011 and 2010 are made up as follows:

	2011	2010
	US$(000)	US$(000)

Income tax
Current	(28,008)	(12,952)
Deferred	(17,531)	(2,956)

	(45,539)	(15,908)

10.	Net sales
The table below presents the net sales as of March 31, 2011 and 2010:

	2011	2010	Variation
	US$(000)	US$(000)	US$(000)

Net sales by product
Gold	165,348	109,417	55,931
Silver	101,059	46,576	54,483
Copper	84,423	15,343	69,080
Zinc	21,918	25,943	(4,025)
Lead	7,211	11,280	(4,069)
	379,959	208,559	171,400
Deductions	(33,216)	(22,372)	(10,844)
Prior-period settlements	7,306	(1,586)	8,892
	354,049	184,601	169,448
Embedded derivative from sale of concentrates	9,491	1,344	8,147
Hedging operations	(4,236)	1,618	(5,854)
Adjustment to open provisional liquidations	(2,534)	(3,842)	1,308
	356,770	183,721	173,049
Net sales of services, power and other minor items	6,710	3,888	2,822

	363,480	187,609	175,871

During the last quarter of the year 2010, El Brocal´s Management decided to reduce significantly the production and sale of lead and zinc concentrate, in order to use the treatment and production capacity in the copper concentrate process. The totally use of El Brocal´s operational capacity to produce copper concentrate has maintained as of March 31, 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

The principal variations during the quarter ended March 31, 2011 compared with the same period of 2010, are explained below:

(i)
Increase of US$55,931,000 in gold sales resulting from the effect of a higher gold price (24.89 per cent increase) and a greater volume sold (22.58 per cent increase).  The increased volume sold is due to more ounces produced in the Orcopampa mining unit.  See note 13.

(ii)
Increase of US$54,483,000 in silver sales resulting from the effect of a higher silver price (86.28 per cent increase) and a greater volume sold (34.98 per cent increase).  The increase in volume sold is due to more ounces produced in the Uchucchacua and Colquijirca mining units during the quarter ended March 31, 2011. See note 13.

(iii)
Increase of US$69,080,000 in copper sales resulting from the effect of a greater volume sold (240.43 per cent increase) and a higher copper price (32.30 per cent increase).  The increased volume sold is due to more copper tons produced in the Colquijirca mining unit during the quarter ended March 31, 2011. See note 13.

(iv)
Decrease of US$4,025,000 in zinc sales for as a result of the effect of a higher zinc price (7.50 per cent increase) offset by the effect of a lower volume sold (30.59 per cent decrease).  The decrease in volume sold is due to during the quarter ended March 31, 2011, El Brocal has not sold this mineral because of the reason mentioned before.

(v)
Decrease of US$4,069,000 in lead sales for as a result of the effect of a higher lead price (18.97 per cent increase) offset by the effect of a lower volume sold (48.22 per cent decrease).  The decrease in volume sold is due to during the quarter ended March 31, 2011, El Brocal has not sold this mineral because of the reason mentioned before.

(vi)	Increase in sales of US$8,147,000 for the effect of embedded derivative as a result of changes in the average price in closing commercial liquidations carried out, mainly realized by Buenaventura.

(vii)
Decrease of US$5,854,000 in income due to metal-price hedging transactions resulting from a higher difference between the prices fixed for hedging and the market prices, as well as the lower volume of settlement hedging during the quarter ended March 31, 2011 compared to the same period of 2010.

11.	Administrative expense
The “administrative expense” caption increased by 50.56 per cent from an expense of US$11,279,000 for the quarter ended March 31, 2010 to an expense of US$16,982,000 for the same period of 2011.  This variation is due mainly to an increase in personnel and services expenses from US$4,580,000 for the quarter ended March 31, 2010, to an expense of US$ 8,779,000 for the same period of 2011.

12.	Related-party transactions
(a)	The Company (through its subsidiaries) had the following transactions with its associates for the quarters ended March 31, 2011 and 2010:

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

	2011	2010
	US$(000)	US$(000)

Minera Yanacocha S.R.L. :
Paid royalties to:
S.M.R.L. Chaupiloma Dos de Cajamarca	12,267	14,127

Services received by:
Consorcio Energetico de Huancavelica S.A. (Electric power transmission)	1,197	1,197

Buenaventura Ingenieros S.A (Implementation of specific work orders)	640	485

(b)	As a result of the transactions indicated in paragraph (a), the Company had the following accounts receivable and payable from related parties:

	As of March 31, 2011	As of December 31, 2010
	US$(000)	US$(000)

Accounts receivable
Compañia Minera Coimolache S.A.	30,826	20,787
Minera Yanacocha S.R.L.	16,969	18,852
	47,795	39,639
Less – noncurrent portion	(30,700)	(20,736)

	17,095	18,903

Accounts payable
Compañia Minera Coimolache S.A.	1,387	1,697
Minera Yanacocha S.R.L.	463	1,257
	1,850	2,954
Less – noncurrent portion	(1,387)	(1,370)

	463	1,584

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (continued)

13.	Statistical data
The Company’s statistical data related to the volume of inventories sold and average sale prices by product for the quarters ended March 31, 2011 and 2010 are as follows:

(a)	Volumes sold (metallic content):

	2011	2010

Gold	120,426 OZ	98,244 OZ
Silver	3,697,027 OZ	2,738,939 OZ
Lead	2,772 MT	5,354 MT
Zinc	7,888 MT	11,364 MT
Copper	7,166 MT	2,105 MT

(b)	Average sale prices:

	2011	2010
	US$	US$

Gold	1,392.86 /OZ	1,115.24 /OZ
Silver	31.78 /OZ	17.06 /OZ
Lead	2,601.17 /MT	2,186.39 /MT
Zinc	2,423.29 /MT	2,254.25 /MT
Copper	9,641.81 /MT	7,287.78 /MT

14.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting principles generally accepted in Peru.  Certain accounting practices applied by the Company that comprise generally accepted accounting principles in Peru may differ in certain respects from generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: June 3, 2011